UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 9)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

S1 Corporation

(Name of Subject Company)

S1 Corporation

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78463B101

(CUSIP Number of Class of Securities)

Gregory D. Orenstein, Esq.

Senior Vice President, Chief Legal Officer and Secretary

705 Westech Drive

Norcross, Georgia 30092

(404) 923-3500

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

Stuart G. Stein, Esq.

Daniel Keating, Esq.

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, DC 20004

(202) 637-8575

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 9 (this “Amendment”), amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by S1 Corporation, a Delaware corporation (“S1” or the “Company”), on September 13, 2011, as amended by that certain Amendment No. 1 filed with the SEC on September 16, 2011 (“Amendment No. 1”), as amended and restated in its entirety by that certain Amendment No. 2 filed with the SEC on October 13, 2011 (“Amendment No. 2”), as amended by that certain Amendment No. 3 filed with the SEC on October 18, 2011 (“Amendment No. 3”), as amended by that certain Amendment No. 4 filed with the SEC on October 25, 2011 (“Amendment No. 4”), as amended by that certain Amendment No. 5 filed with the SEC on November 1, 2011 (“Amendment No. 5”), as amended by that certain Amendment No. 6 filed with the SEC on November 18, 2011 (“Amendment No. 6”), as amended by that certain Amendment No. 7 filed with the SEC on December 2, 2011 (“Amendment No. 7”) and as amended by that certain Amendment No. 8 filed with the SEC on December 30, 2011 (“Amendment No. 8,” and, together with the Original Schedule 14D-9, Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the exchange offer by Antelope Investment Co. LLC, a Delaware limited liability company (“Antelope”) and wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase each outstanding share of S1 common stock for, at an S1 stockholder’s election, 0.3148 shares of ACI common stock or $10.00 in cash (less applicable withholding taxes and without interest), subject to certain proration procedures, set forth in the Prospectus/Offer to Exchange, dated October 13, 2011, which forms a part of ACI’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557) filed with the SEC on October 13, 2011 and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to Amendment No. 10 to ACI’s Schedule TO (the “Schedule TO”) under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed on January 24, 2012. The Schedule TO was originally filed on August 30, 2011 and the original Prospectus/Offer to Exchange, dated August 30, 2011, was filed with the SEC as Exhibit (a)(1)(A) to the Tender Offer Statement under Section 14(d)(1) of the Exchange Act, and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO, set forth the terms of ACI’s and Antelope’s original exchange offer.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

On January 24, 2012, ACI announced that it and S1 had entered into an amendment of that certain timing agreement previously entered into with the United States Department of Justice (the “DOJ”) in order to provide the DOJ additional time to review the information furnished to it by ACI and S1 in connection with the previously received second request from the DOJ for information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The amendment extends from January 31, 2012 to February 10, 2012 the date until which ACI and S1 agree not to close the pending transaction without the DOJ’s prior consent.

On January 24, 2012, ACI announced that it had extended the exchange offer until 5:00 p.m., Eastern Time, on Friday, February 10, 2012, unless further extended.

Item 8.	Additional Information.

Item 8(d) is hereby amended by amending and restating in its entirety the third paragraph thereof as follows:

“On November 30, 2011, S1 and ACI entered into a timing agreement with the Antitrust Division pursuant to which, among other things, ACI and S1 agreed to (i) certify compliance with the Second Request by December 7, 2011, (ii) provide the Antitrust Division with written notice at least ten days prior to closing the Amended Exchange Offer and the Merger and (iii) not close the Amended Exchange Offer and the Merger prior to January 31, 2012, unless the Antitrust Division has previously notified the parties that the Antitrust Division will not oppose such closing. ACI and S1 have each certified their compliance with the Second Request. On January 19, 2011, ACI and S1 entered into an amendment to the timing agreement pursuant to which ACI and S1 agreed to extend from January 31, 2012 to February 10, 2012 the date until which ACI and S1 agree not to close the pending transaction without the Antitrust Division’s prior consent.”

Item 8(k) is hereby amended and restated in its entirety as follows:

“(k) ACI Announces Extension of Exchange Offer. On January 24, 2012, ACI announced that it had extended the Amended Exchange Offer. The Amended Exchange Offer will now expire at 5:00 p.m., Eastern Time, on Friday, February 10, 2012, unless further extended.

ACI also announced that as of January 23, 2011, 22,799,905 shares of S1 Common Stock have been validly tendered in, and not withdrawn from, the Amended Exchange Offer, representing approximately 41.3% of the outstanding shares of the S1 Common Stock.”

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(30)	Press Release issued by ACI Worldwide, Inc. on January 24, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on January 24, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Dated: January 24, 2012	S1 Corporation

	By:	/S/ PAUL M. PARRISH
	Name:	Paul M. Parrish
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(30)	Press Release issued by ACI Worldwide, Inc. on January 24, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on January 24, 2012).